November 29, 2004



Mail Stop 4-6

Joseph A. LaSala, Jr.
Novell, Inc.
404 Wyman Street
Waltham, MA 02451

Re:	Novell, Inc.
	Registration Statement on Form S-3/A
	Filed November 12, 2004
	File No. 333-119281

Dear Mr. LaSala:

	This is to advise you that we have limited our review of the above referenced Form S-3/A registration statement to the Selling Securityholders and Plan of Distribution sections and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Your amended filing still does not identify the natural persons with sole or shared dispositive and voting power with respect to the holdings in the names of some legal entities. For example, natural persons are not identified with respect to Advisory Convertible Arbitrage Fund (I) L.P. Revise as previously requested.

2. Please revise footnote 1 to the Selling Securityholder table to conform more precisely to your supplemental response to prior comment
2. We note that footnote 1 continues to imply that pre-effective date transferees of the shares could use the prospectus, if it were supplemented.

3. Please supplementally, unambiguously advise that all selling securityholders that are broker-dealers or broker-dealer affiliates are identified in the Selling Securityholders table of the above referenced S-3/A .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	If you have any questions, please call Adam Halper at (202) 824-5523. If you require additional assistance you may contact Mark
Shuman, Branch Chief-Legal, at (202) 942-1818 or the undersigned at
(202) 942-1800.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc: 	Howard A. Kenny, Esq.
	Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178